February 21, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

  Re: Quadrant 4 Systems Corporation
  Form 10-K for Fiscal Year Ended
  December 31, 2010
  Filed May 19, 2011
  Form 10-Q for Fiscal Quarter Ended June 30, 2011
  Filed August 17, 2011
  Form 10-Q for Fiscal Quarter Ended September 30, 2011
  Filed November 18, 2011
  File No. 033-42498

Dear Mr. Spirgel:

The above-referenced registrant, Quadrant 4 Systems Corporation, is in receipt of your letter dated February 6, 2012, addressed to Mr. Dhru Desai, Chief Financial Officer of the registrant. Your letter sets forth a request for us to provide a substantive response to the unresolved comments of the Securities and Exchange Commission with respect to the above-referenced filings by February 21, 2012.

This response is being provided as a follow up to a telephone conference, on February 15, 2012, with Mr. Jonathan Groff and other members of the Staff and Mr. Terry Most, of our Independent Registered Public Accounting Firm.

As discussed with the Staff, we request additional time to respond as we are unable to meet your response date of February 21, 2012 for a number of reasons, as follows:

1.	We do not agree with your unresolved significant comments and will require addition time to resolve these comments and provide the necessary support for our position.

2.
We are currently in the process of making a change in our Independent Registered Public Accounting Firm, to Rosen Seymour Shapss & Martin, LLP, in connection with our engagement partner, Terry Most, joining them. We are seeking their input to assist us in the resolution and response of these comments.  The finalization of this transition will be announced in a Current Report under Form 8-K.

3.
We are about to commence our audit for 2011 and will require the immediate time to start the audit process. Once the audit is commenced, we will continue our resolution and response to the unresolved comments. The audit may take addition time as we may have to reconsider certain changes or re-characterizations of 2010 amounts which will carry over to 2011 amounts.

4.	In connection with such resolution and response, we expect to discuss the proposed changes or re-characterizations further with the Staff.

We believe we can respond by March 20, 2012 and then, in turn, file our form 10-K on a timely basis.

Should you or the other members of the Staff have questions regarding this letter or other comments; you should contact the undersigned at the registrant’s principal executive offices at 2850 Golf Road, Suite 405, Rolling Meadows, Illinois 60008.

Sincerely,

/s/ Dhru Desai

Dhru Desai
Chief Financial Officer